Exhibit 6.4

FIG REVENUE-SHARING AGREEMENT

This FIG REVENUE-SHARING AGREEMENT (this “Agreement”) is entered into as of the later of the signature dates below, by and between the following parties (the “Parties”), with respect to the video game referenced below:

FIG PUBLISHING, INC., a Delaware corporation with its principal office at 149 5th Avenue, Suite 2E, New York, New York 10010 (“Fig”); and SirTech Entertainment Corp., a Delaware corporation with its principal office at 3105 W Horatio St, Unit 13, Tampa FL 33609 (“Developer).

This Agreement is comprised of (i) this Signature Page, (ii) the attached Terms Schedule (the “Terms Schedule”) and (iii) the attached Terms and Conditions (the “Terms and Conditions”); all of which shall be interpreted together to form a single integrated agreement.

Licensed Game. This Agreement relates to the following video game: Classic Wizardry Re-release I: Proving Grounds of the Mad Overlord (as further defined in the Terms Schedule, the “Licensed Game”)

This Agreement (for the avoidance of doubt, including the Terms Schedule and the Terms and Conditions) is EXECUTED by a duly-authorized representative of each Party as of the respective date set forth below.

FIG PUBLISHING, INC.		SIRTECH ENTERTAINMENT CORP.

By:	/s/ Chuck Pettid	By:	/s/ Robert Sirotek
Name:	Chuck Pettid	Name:	Robert Sirotek
Title:	President	Title:	CEO
Date:	08/10/2022	Date:	08/11/2022

FIG REVENUE-SHARING AGREEMENT

TERMS SCHEDULE

1.	BASIC TERMS

Licensed Game

The “Licensed Game” is the video game developed by Developer currently known as Classic Wizardry Re-release I: Proving Grounds of the Mad Overlord including all bug-fixes, updates, upgrades, localizations and naming variations.

For purposes of clarity, the Licensed Game is a re-release of a video game first sold in the 1980s and is not connected or related to an extensive remastering currently being undertaken of the original video game of the Licensed Game, which remastered video game is not subject to or limited by this Agreement.

Game Design Document

The game design document relating to the Licensed Game as confirmed and agreed by the Parties in writing and attached hereto as Exhibit A (as such document may be revised during the Term with the written agreement of both Parties).

Licensed Platforms

The “Licensed Platforms” means any and all personal computer, tablet, video game console, interactive television, virtual reality, mixed reality, augmented reality and any other operating system on which video games are played, whether now known or hereafter devised, including PC, Apple Macintosh, Microsoft Xbox, Sony PlayStation, Nintendo Switch provided if at any time before the Tier 2 Calculated Rate is in effect Developer releases the  Licensed Game on platforms that are not captured in the definition of Licensed Platform, such platforms will be automatically added to the definition of Licensed Platform by operation of this Agreement unless the Licensed Game’s appearance on the new Licensed Platform (i) requires additional investment or funding in furtherance of such appearance in an amount equal to or exceeding $10,000 and (ii) Fig does not provide such additional funding after being provided a preemptive right to do so.

Anticipated Release Date; Release Date

The first quarter of 2023, being the date currently planned by Developer for general offering and sale of the Licensed Game in the Territory (subject to extension by agreement of Fig and Developer, such agreement not to be unreasonably withheld by Fig) (the “Anticipated Release Date”). The first date of general offering and sale of the Licensed Game in the Territory is referred to as the “Release Date”).

Pre-Approved Distributors	Limited Run, D4Enterprise, Digital Eclipse, and Tribute Games, and as mutually agreed by the Parties in writing.
Term of Agreement

Unless earlier terminated pursuant to the Terms and Conditions, the term of this Agreement (the “Term”) shall begin on the Effective Date and expire on the Fig Share Termination Date (as provided below).

Territory	The World, excluding Asia.
Fig Keys

Developer will provide Fig with 100 Fig Keys (as defined in the Terms and Conditions) at no charge, at least ten (10) days prior to the Release Date, which Fig may use, offer, sell or otherwise dispose of as provided in this Agreement.

Developer Bank Information	To be provided by Developer upon request.
Fig’s Address for Notices	149 5th Avenue, Suite 2E New York, New York 10010 Attn: Fig Legal E-mail: legal@fig.co
Developer’s Address for Notices	3105 W Horatio St, Unit 13 Tampa FL 33609 Attn: Robert Sirotek E-mail: rsirotek@gmail.com

2. CERTAIN DEFINITIONS

The following terms shall have the corresponding definitions set forth below:

Fig Funds

The sum of (i) (A) all amounts raised by Fig through the Fig Fundraising minus (B) the Fig Transaction Fee and (ii) any amounts that may be contributed directly by Fig or an Affiliate. For the avoidance of doubt, neither Fig nor any Affiliate shall have any obligation to contribute any additional amount as Fig Funds, but may do so in its or their sole discretion.  As used in this Agreement, “Affiliate” means an entity controlling, controlled by or under common control with the relevant Party.

Maximum Fig Funds	US$150,000.00
Minimum Fig Funds	US$150,000.00
Fig Fundraising

Fig’s solicitation and acceptance of investment with respect to the Licensed Game through Fig’s platform currently located at fig.co and/or one or more successor sites or other sites controlled by Fig (collectively and including fig.co and republic.co/fig, the “Fig Sites”), which for the avoidance of doubt may include equity crowdfunding campaigns, and equity offerings.

Fig Share

Gross Receipts multiplied by the Calculated Rate. For purposes of calculating the Fig Share, Gross Receipts shall include or add back any amounts deducted by any Third-Party Publisher, except for Pre-Approved Distributors, (as defined in the Terms and Conditions) prior to actual receipt by Developer unless otherwise agreed to by Fig pursuant to Section 3.4.3(d) of the Terms and Conditions; for purposes of clarity, the intent of this provision is to ensure that the Fig Share is not subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to Section 3.4.3(d).

Gross Receipts

All amounts derived from exploitation of the Licensed Game received by or for Developer or any Affiliate of Developer (or by Fig or any Affiliate of Fig pursuant to Fig Sales, as defined below). For purposes of clarity, “Gross Receipts” includes (i) all amounts derived from commercial exploitation of the Licensed Game, including through in-app purchases, advertising and subscriptions and any amounts received or credited by Third-Party Publishers or Distributors; (ii) any advances or upfront license fees from Third-Party Publishers and Distributors as and when such advances are recouped by such Third-Party Publisher or Distributor, as applicable, but not at the time such advances or license fees are paid to Developer; and (iii) receipts received by or for Developer pursuant to any rewards crowdfunding campaigns of Fig that are not spent in the development or publishing of the Licensed Game; minus Distributor commissions, commissions payable to advertising networks with respect to any advertisements served in the Licensed Game, sales taxes, VAT and other taxes applying to such sales, chargebacks, refunds, and payment processor fees.

No other Classic Wizardry Re-release to which a separate license agreement between Fig and the Developer is in effect or has expired, shall be considered a Licensed Game. This Agreement only applies to the Licensed Game as defined.

The Parties shall discuss in good faith such deductions, if any, as shall be applied for purposes of calculating Gross Receipts for any Licensed Game, in accordance with general market practice applying to the relevant media or platform.

This Agreement applies only to the Licensed Game as defined herein, so Gross Receipts shall not include, for example, sales of derivative or related works not within the definition of Licensed Game.

In any case, Gross Receipts includes any of the foregoing amounts (i) received by Developer during the Term or (ii) received by Developer after the Term but accrued or earned during the Term.

Calculated Rate	The Tier 1 Calculated Rate or Tier 2 Calculated Rate, as determined below:
	1.	The Tier 1 Calculated Rate will be in effect until the Fig Share has reached 3x the Fig Funds provided to Developer; then
	2.	The Tier 2 Calculated Rate will be in effect for the succeeding 60 months after the last day on which the Tier 1 Calculated Rate applies; and
	3.	Thereafter (for the avoidance of doubt, beginning the day after the Fig Share Termination Date) the Calculated Rate will be 0%.
Tier 1 Calculated Rate	50.00%.
Tier 2 Calculated Rate	25.00%.
Developer Royalty	Gross Receipts minus the Fig Share.
Fig Share Termination Date	The last day that the Tier 2 Calculated Rate is provided to be in effect as provided above.
Fig Service Fee	5.0% of Fig Funds
Fig Transaction Fee	2.7% of the amount raised through the Fig Fundraising (inclusive of credit card processing fees, ACH fees, wire charges, etc.)

FIG REVENUE-SHARING AGREEMENT

TERMS AND CONDITIONS

1. Game Development and Distribution.

1.1 Game Content.

Developer shall develop and maintain the Licensed Game in material conformity with the Game Design Document and in accordance with first-class professional standards in the games business for the Licensed Platforms.

1.2 Cost.

As between Fig and Developer, Developer shall be solely responsible for the cost of development and distribution of the Licensed Game, including bug-fixes, updates, upgrades and “live ops,” subject to Fig’s contribution of the Fig Funds.

1.3 Customer Service

.

As between Fig and Developer, Developer shall be solely responsible for providing and maintaining customer service and technical support in the Territory to Distributors and end users with respect to the Licensed Game (including, for the avoidance of doubt, any Distributors and end-users of Fig pursuant to Fig Sales (as defined below)). Such customer service and technical support shall be of a quality that is comparable to such customer service and technical support as Developer provides for its other “top-tier” titles. For the purposes of this Section, “customer service” means the resolution of issues pertaining to the Licensed Game in the following general categories: payment processing, order inquiries, replacements and refunds, and technical support.

1.4 Credits.

Developer shall include the following credits in the beginning credits of the Licensed Game in a format reasonably agreed by the Parties: Fig’s logo on a splash screen, and project financing credit; provided that Developer shall not be liable for any casual or inadvertent failure to include such credits if such failure is corrected promptly following discovery. For avoidance of doubt, Fig is not acquiring any ownership rights in any of Developer’s Intellectual Property Rights (as defined herein), including without limitation, in the Licensed Game.

2. Fig Funds; Distribution; Revenue-Sharing.

2.1. Fig Funds.

Fig shall pay, and Developer agrees to accept, Fig Funds in an amount up to the Maximum Fig Funds, but no less than the Minimum Fig Funds reduced by amounts withheld by Fig pursuant to Section 2.1.1. The final amount of the Fig Funds will be an amount between the Minimum Fig Funds as reduced above and the Maximum Fig Funds, subject to the terms and conditions of this Agreement. Payment of the initial amount of Fig Funds shall be made no later than thirty (30) calendar days as of the Effective Date. In the event of multiple closings of the Fig Fundraising, whether in one or distinct offerings, subsequent payments shall be made no later than thirty (30) calendar days of the date of each subsequent closing. Developer shall use the Fig Funds solely for the development, marketing, publishing and operation of the Licensed Game. Prior to the Release Date, and where the Developer requests additional sums from Fig, Fig may pay such additional sums, and these shall be treated as Fig Funds not subject to any Maximum Fig Funds limit.

2.1.1. Amounts Withheld.

Developer agrees that Fig will retain from the payment of the Fig Funds an amount equal to the Fig Service Fee multiplied by the Fig Funds, plus (y) any Developer-approved marketing and other expenses that have been paid for by Fig and (z) any taxes required to be withheld by Fig. All such expenses described in clause (y) in the preceding sentence are subject to the prior written approval of Developer.

2.1.2. Termination by Fig; Minimum Fig Funds.

Prior to Fig providing Developer with Fig Funds in an amount at least equal to the Minimum Fig Funds (less any amount that Fig is entitled to withhold hereunder), Fig may in its sole discretion terminate this Agreement upon notice to Developer, with no liability or obligation other than as provided in Section 7.4 and 7.5. Developer shall return to Fig any amount of the Fig Funds previously provided to Developer within thirty (30) days following such notice, without withholding or any offset whatsoever.

2.2. Distribution Agreements.

2.2.1. Defined

A “Distribution Agreement” means an agreement whereby a Distributor is granted the right to distribute, deliver, transmit, stream, resell or wholesale the Licensed Game on any Licensed Platform. “Distributor” means the distributing counterparty to a Distribution Agreement, and includes the Apple App Store, Google Play, Amazon Appstore and Steam as well as regional distributors of mobile and personal computer applications, for example in developing countries.

2.2.2. New Distribution Agreements by Developer.

Developer may enter into any Distribution Agreement in its discretion, provided that each such Distribution Agreement establishes terms based on arm’s-length dealings. Developer agrees as soon as reasonably practicable to notify Fig by email or in writing when it enters into any Distribution Agreement and to provide Fig with a copy of such Distribution Agreement. In the event that the counterparty to any Distribution Agreement is an Affiliate of Developer, Developer shall notify Fig of such fact upon providing the Distribution Agreement (which shall be unredacted) to Fig.

2.2.3. Fig Sales; New Distribution Agreements by Fig.

Fig may advertise, offer and sell the Licensed Game directly, including through the Fig Site(s), pursuant to the license granted in Section 3.1, as well as through Distributors. Fig will obtain Developer’s prior written approval for each Distribution Agreement that Fig enters into with a Distributor (other than a Pre-Approved Distributor, as set forth on the cover page hereto), which approval may be withheld in Developer’s sole discretion. (all sales pursuant to this Section 2.2.3, “Fig Sales”).

2.2.4. Licensed Game Purchase Links.

Developer will deliver to Fig the link(s) under which visitors to any Fig Site(s) (determined in Fig’s discretion) and those of Fig’s Distributors as permitted in this Agreement may purchase the Licensed Game, as the Licensed Game may be updated from time to time, as well as all up-to-date information (such as pricing) for Fig and such Distributors for reference to offer the Licensed Game for sale thereby, and shall otherwise cooperate so as to avoid any delays in fulfillment or servicing of customer orders for the Licensed Game pursuant to Fig Sales.

2.3. Licensed Game Keys.

Developer will deliver to Fig the number of valid Steam game keys of any Licensed Game that is offered in a PC version (or such other format of keys as mutually agreed) set forth on the Terms Schedule (the “Fig Keys”) no later than fourteen (14) days from the Licensed Game’s commercial launch, to be held and used by Fig exclusively for the sale of the Licensed Game through Fig Sales during the Term and at Fig’s sole discretion. The Fig Keys shall be deemed the sole property of Fig and Developer hereby represents and warrants that Developer shall not, and shall not knowingly allow any third party to, interfere in any manner with Fig’s ownership rights in and to the Fig Keys, including, without limitation, any duplication, cancellation, or prevention of the distribution or redemption of such Fig Keys.

2.4. No Bundling, Etc. Without Fig’s prior written consent in each instance, and except as otherwise set out herein (e.g. as set out in approved marketing plans), Developer shall not have the right to cross-promote the Licensed Game in connection with any non-Wizardry related product or service or to distribute the Licensed Game: (a) as part of (i) a “bundle” (i.e., distributed as part of a package with any other thing of value) or (ii) a “compilation” (i.e., distributed as part of a package with any other software); or (b) via any alternative form(s) of media or distribution (including OEMs and other sublicensees, etc.) not otherwise agreed in writing by the Parties in advance. The Parties agree that there shall be no compilation bundles for the first year post release of the Licensed Game, thereafter discretion shall be solely held by the Developer. If Developer distributes Licensed Game as part of a software bundle (i.e., two or more different games in a single box or transacted as a single digital sale), the Fig Share shall be calculated by totaling the number of games in the bundle, dividing this number into the total Gross Receipts received by Developer for such bundle, and multiplying the result by the applicable Calculated Rate.  If there are multi-tier Calculated Rate, Developer shall aggregate the software bundle units of each game (including the Licensed Game) to the stand-alone unit sales of such game to determine which Calculated Rate shall apply.

2.5. Revenue Sharing.

Developer shall pay to Fig, or Fig shall retain (as applicable), the Fig Share in accordance with the terms below.

2.5.1. Fig Share.

In the case of Gross Receipts received by or credited to Developer, Developer shall pay to Fig the Fig Share relating thereto in accordance with Section 2.5.4.

2.5.2. Developer Royalty.

In the case of Gross Receipts received by or credited to Fig from Fig Sales, Fig shall pay to Developer the Developer Royalty relating thereto in accordance with Section 2.5.4. The Gross Receipts received by Fig less the Developer Royalty will be retained by Fig as the corresponding Fig Share.

2.5.3. Certification, QA; Marketing Expenses.

Fig shall be reimbursed for any and all Developer pre-approved out-of-pocket expenses actually paid by Fig as part of a certification, quality assurance or other approval process required by a Distributor, as well as Developer pre-approved marketing and localization expenses incurred by Fig (which amounts, if any, for the sake of clarity, will be reimbursed directly to Fig prior to calculating Gross Receipts) (the “Marketing Expenses”).

2.5.4. Statements and Payments.

The Fig Share and the Developer Royalty shall be paid by Developer and Fig, respectively, no later than thirty (30) days after the end of the calendar quarter in which the Gross Receipts are received by the applicable Party together with a statement detailing calculation of the Fig Share or the Developer Royalty, as applicable (including copies of payment statements from Distributors and calculation of any adjustment to reflect Third-Party Distributor terms as provided in the definition of Fig Share). Once a year, upon request, Developer will provide Fig with access to sales reports posted or made available by any Distributor.

2.6. Taxes.

To the extent necessary to comply with applicable law, a paying Party may withhold taxes due from the receiving Party, at the applicable rate, as reduced by any treaty between the United States and the country from which the payment originates. The paying Party shall use commercially reasonable efforts to furnish to the receiving Party the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid. If for any reason the paying Party does not withhold such taxes, then the receiving Party agrees to pay such taxes within sixty (60) days from the date of notice from the paying Party. If the receiving Party does not pay such taxes and the relevant tax authority holds the paying Party liable, then the receiving Party agrees to indemnify the paying Party for any such liability within sixty (60) days from the date of paying Party’s notice thereof.

2.7. Developer Records; Audit.

Developer shall maintain books and records reasonably sufficient to permit verification of any payments of the Fig Share and the use of the Fig Funds toward development, marketing, publishing and operation of the Licensed Game. Fig shall be permitted to examine these books and records, directly or by its representative, such examination to occur during regular business hours, upon reasonable notice of not less than one (1) week, and in a manner that is not unreasonably disruptive to Developer’s business. In the event any such inspection reveals that Developer has failed to pay or underpaid any amounts of the Fig Share or spent any amount of the Fig Funds for any purpose unrelated to the development, marketing, publishing or operation of the Licensed Game, then Developer will (i) in the case of any underpaid payment of the Fig Share, immediately pay the underpaid amount upon demand or (ii) in the case of misused Fig Funds, immediately return to Fig such amount shown to be misused, upon written demand from Fig; any such repayment of Fig Funds shall not affect the allocation of the Fig Share resulting from the Fig Funds previously paid to Developer by Fig, for the avoidance of doubt, any rebated Fig Funds will reduce the total amount of Fig Funds by the rebated amount. Such payments will also include interest calculated from the date such payments were originally due at the rate of the lower of (i) One and One-Half Percent (1.5%) per month, or (ii) the maximum rate permitted by law.

2.8. Fig Keys.

In addition to the foregoing remedy, Fig may sell, and have full rights and license to sell at Fig’s sole discretion, an amount of Fig Keys directly or through any Distributor, and retain 100% of the proceeds thereof to the extent sufficient to offset any amount due to Fig pursuant to Section 2.7, including interest, and any other amounts due by Distributor to Fig under this Agreement; provided that Fig shall have no obligation to exercise any such remedy.

3. Fig Licenses.

3.1. Fig Sales; Advertising, Promotion and PR of Fig.

Subject to Developer’s written approval, Developer hereby grants to Fig for the Term a non-exclusive, fully paid up, royalty-free, nontransferable, sublicensable right and license throughout the Territory to sell (with Developer’s prior written consent, which may be withdrawn), advertise, promote, publicly perform, reproduce, distribute, host transmit, display, and otherwise utilize the Licensed Game, Developer Brand Features through any and all online and offline media (including any Fig Site(s)), for the sole purpose of and in connection with Fig Sales (the “Distribution License”). For the avoidance of doubt, the Distribution License includes the right to take excerpts from the Licensed Game and use such excerpts for all purposes permitted herein and to use and display the Developer Brand Features in connection with the advertising and promotion of the Licensed Game as well as for marketing, promotion and public relations activities of Fig. Notwithstanding the foregoing no right is granted in this Section 3.1 for Fig to create or exploit any derivative work of Developer’s Intellectual Property other than for the advertising, promotion and public relations purposes of Fig provided above.

3.2. Fig Fundraising.

Developer hereby grants to Fig for the Term a non-exclusive, fully paid up, royalty-free, transferable, sublicensable right and license throughout the Territory to advertise, promote, publicly perform, reproduce, modify, distribute, host, transmit, display, and otherwise utilize materials relating to the Licensed Game, Developer Brand Features, through any and all online and offline media (including any Fig Site(s)), for the sole purpose of and in connection with the Fig Fundraising, and including in filings with the US Securities and Exchange Commission and other US and non-US regulatory agencies, self-regulatory organizations and stock exchanges (collectively, “Regulatory Authorities”) (the license set forth in this Section 3.2, the “Fundraising License”). For the avoidance of doubt, the license provided in this Section 3.2 includes the right to take excerpts from the Licensed Game and use such excerpts for all purposes permitted in this Section 3.2.

3.2.1. Developer Brand Features

“Developer Brand Features” means the names, trademarks, trade names, service marks, service names, branding and logos proprietary to Developer or related to Developer and/or the Licensed Game.

3.2.2. Intellectual Property Rights

“Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the Territory, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including any rights in any of the foregoing).

3.3. Delivery of Assets. To the extent not already delivered, Developer shall within ten (10) days following the Effective Date deliver to Fig, in such formats as may be reasonably requested by Fig, such key art and other assets as may be reasonably requested by Fig in connection with the exercise of Fig’s rights under the Distribution License and the Fundraising License.

3.4. Third-Party Publishers.

3.4.1. Third-Party Publisher

“Third-Party Publisher” means any person or entity, other than Fig and Distributor, granted a license to exploit the Licensed Game on any Licensed Platform, or otherwise designated as a “publisher of record.”

3.4.2. Developer Third-Party Publisher Agreement.

Subject to Section 3.4.3 below, Developer may enter into a Third-Party Publisher Agreement (as defined below) in its discretion. Developer agrees to notify Fig within ten (10) days of entering into any binding term sheet or binding understanding on principal terms of a Third-Party Publisher Agreement and to provide Fig with a copy of such Third-Party Publisher Agreement within ten (10) says of full execution thereof. In the event that the counterparty to any Third-Party Publisher Agreement is an Affiliate of Developer, Developer shall notify Fig of such fact upon providing the Third-Party Publisher Agreement (which shall be unredacted) to Fig.

3.4.3. Terms.

Developer agrees that any agreement between Developer and a Third-Party Publisher (a “Third-Party Publisher Agreement”) shall:

(a)	be negotiated through good faith and arm’s-length dealings and set forth commercially-reasonable terms;

(b)	establish customary rights to audit the books and records of and to receive accounting statements from the Third-Party Publisher (“Developer’s Audit Rights”). Upon a commercially reasonable request from Fig and at Fig’s expense, Developer shall use best efforts promptly to exercise its Developer’s Audit Rights and report findings to Fig;

(c)	include a requirement that the Third-Party Publisher forward copies of all statements from Distributors to Developer, and Developer shall forward such copies to Fig, as soon as reasonably practicable following receipt; and

(d)	if the revenue-sharing terms of the Third-Party Publishing Agreement would result in Fig receiving less than the Fig Share on a Gross Receipts basis as provided in the definition of Gross Receipts provided on the Terms Schedule, then, except for pre-approved Third-Party Publisher’s which agreements will provide for Developer receiving at least 25% of the gross receipts from the Licensed Game, Developer shall secure Fig’s written approval prior to entering into such Third-Party Publishing Agreement, which approval will be at Fig’s sole discretion; for purposes of clarity, the Fig Share is not to be subordinated to a Third Party Publisher’s revenue share without Fig’s approval pursuant to this section.

4. Pre-Release Delivery; Consultations

4.1. Quarterly Developer Reports.

Developer shall provide a written report no later than the last business day of each calendar quarter prior to the Release Date regarding the status of the Licensed Game’s development, if requested by Fig, in a format and containing such information reasonably requested by Fig. Developer agrees as requested by Fig to schedule a meeting with respect to each calendar quarter prior to the Release Date to discuss such reports and any other matters of concern (which meeting may be in person, by phone or by videoconference). For the avoidance of doubt, Developer shall develop the Licensed Game in accordance with the Game Design Document unless otherwise consented by Fig in writing (which consent shall not be unreasonably withheld).

4.2. Cooperation and Consultation.

Developer and Fig agree to cooperate as reasonably requested with regard to the marketing, advertising, promotion and distribution of the Licensed Game. In the event of disagreement, Developer shall have final say, unless the result would be additional expense to Fig or any modification to the terms of this Agreement. Developer and Fig agree to consult meaningfully over material business matters pertaining to the development of the Licensed Game, including budgeting, cash flow, marketing strategies and potential Distributors, and in connection therewith Developer agrees to provide Fig, at reasonable intervals, with the then-current build of the Licensed Game.

4.3. Consent for Derivative Works.

INTENTIONALLY LEFT BLANK BECAUSE THIS AGREEMENT DOES NOT EXTEND TO DERIVATIVE WORKS

4.4. RESERVED.

4.5. Questionnaire.

Developer’s responses to Fig’s form of Developer Questionnaire have been completed and delivered to Fig by Developer in good faith as part of Fig’s due diligence investigation of Developer and are free of material misstatements or omissions. Developer acknowledges and agrees that information from Developer’s responses may be included by Fig in any filing with any Regulatory Authority or disclosed to potential investors.

5. Representations and Warranties

5.1 General.

Developer represents, covenants and warrants that (a) Developer has the right, power and authority to enter into this Agreement and to fully perform its obligations under this Agreement and to grant the rights granted or agreed to be granted hereunder; (b) the making of this Agreement by Developer does not violate any agreement existing between Developer and any other person or entity, and throughout the Term, Developer shall not make any agreement with any person or entity that is inconsistent with any of the provisions of this Agreement; (c) unless expressly permitted hereunder with respect to any approved third-party rights, Developer shall have acquired all rights necessary for the production, distribution, exhibition and exploitation of the Licensed Game and all related materials, including advertising and promotional content throughout the Territory for the purposes set forth in this Agreement; (d) Developer and the Licensed Game and operation of the Licensed Game comply, and at all times during the Term shall comply, with all applicable laws in effect during the Term in the Territory, including all applicable laws pertaining to the pricing, sale and distribution of the Licensed Game, as well as all applicable privacy and data protection laws; (e) the Licensed Game and any advertising or promotional content will not violate or infringe any right of privacy or publicity or any intellectual property right, or contain any libelous, defamatory, obscene or unlawful material, or otherwise violate or infringe any other right of any person, corporation, partnership or other entity; (f) the Licensed Game does not and will not contain (i) any material that is pornographic, obscene, or defamatory, (ii) any hidden “Easter eggs” containing any of the foregoing content; and (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, or other malicious or unauthorized components; (g) all contractors and subcontractors engaged by Developer in connection with the Licensed Game shall have executed written agreements with Developer providing that such contractor or subcontractor will be bound by the Developer’ obligations under this Agreement to the extent that such obligations relate specifically to contractors or subcontractors, always including all confidentiality obligations.

5.2 By Fig.

Fig represents, covenants and warrants that (a) Fig has the right, power and authority to enter into this Agreement and to fully perform its obligations under this Agreement and to grant the rights granted or agreed to be granted hereunder; (b) the making of this Agreement by Fig does not violate any agreement existing between Fig and any other person or entity, and throughout the Term, Fig shall not make any agreement with any person or entity that is inconsistent with any of the provisions of this Agreement; and (c) to the extent Fig exercises its sale and distribution rights under this Agreement: (i) Fig shall have acquired all rights necessary for the production, distribution, exhibition and exploitation of the Licensed Game and all related materials, including advertising and promotional content throughout the Territory for the purposes set forth in this Agreement; (ii) Fig shall comply with applicable laws; and (iii) any Fig advertising or promotional content will not violate or infringe any right of privacy or publicity or any intellectual property right, or contain any libelous, defamatory, obscene or unlawful material, or otherwise violate or infringe any other right of any person, corporation, partnership or other entity.

5.3 Sufficiency of Funds.

Developer represents and warrants that the sum of the (i) Fig Funds; (ii) the proceeds of any rewards crowdfunding; and (iii) funds currently available or will be available to Developer in a reasonable timeframe, is an amount that will be sufficient to develop the Licensed Game for the Licensed Platforms in accordance with the Agreement.

6. Confidential Information

6.1. Confidential Information.

Each Party acknowledges that it will have access to and acquire knowledge from material, data and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other Party that may not be known to the general public (collectively, “Confidential Information”).

6.2. No Disclosure.

Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its and its Affiliates’ employees and contractors on a “need-to-know” basis, that have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party without the express written consent of the disclosing Party, provided, however that each Party may disclose the financial terms of this Agreement to its and its Affiliates’ legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

6.3. Exclusions.

The Parties’ obligations above shall not apply to Confidential Information that: (i) is or becomes a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third party that is lawfully in possession of such Confidential Information without restriction; or (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information as evidenced by the receiving Party’s contemporaneous records; or (v) Fig or any Affiliate includes in any filing with any Regulatory Authority, including a description of the Developer and the Licensed Game and this Agreement and related agreements, and such other information as Fig’s counsel advises so to include. Notwithstanding the provisions of Section 6.2, the receiving Party will not be in breach of its obligations hereunder if and to the extent it is required by law or judicial order to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

7. Term and Termination

7.1. Sell-Off Period.

Notwithstanding expiration or termination of this Agreement, Fig may continue to exercise its rights under the Distribution License for a period of sixty (60) days following expiration or termination, whereupon Fig shall exercise reasonable efforts to terminate any Fig Sales, and to cause any Distributor of Fig to terminate any such sales. Fig shall exercise reasonable efforts to remove or cause any Distributor of Fig to remove from publication or display any advertising relating to the Licensed Game posted by Fig or any such Distributor within the Sell-Off Period.

7.2. Termination for Cause.

Either Party may terminate this Agreement prior to the end of the Term upon written notice to the other Party: (i) upon a default or breach by the other Party of any of its material obligations under this Agreement, or any material inaccuracy on such other Party’s part with respect to any representation or warranty by such other Party, that is not remedied within thirty (30) calendar days after written notice of such default from the terminating Party; or (ii) if the other Party seeks protection under any bankruptcy, receivership, trust, deed, creditor’s arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within ninety (90) days.

7.3. Termination by Fig Prior to Provision of Minimum Fig Funds.

Fig may terminate this Agreement prior to providing Developer with the Minimum Fig Funds as provided in Section 2.1.2. After such Termination, Developer shall have no further obligations to Fig.

7.4. Termination by Mutual Agreement at Developer’s Request

If Developer requests an early termination, Fig agrees to negotiate in good faith and on a reasonable basis to find a mutually satisfactory term for the termination.

7.5. Effect of Expiration or Termination.

Except as set forth in Section 7.6, upon expiration or any termination of this Agreement pursuant to this Section 7 all obligations and rights and licenses granted hereunder shall immediately terminate and each Party shall have no further obligations. Each Party shall retain ownership of its respective Confidential Information, and shall, if requested, return to the other party all of the Confidential Information received from the other Party up to the effective date of termination.

7.6. Survival.

7.6.1. Each of the terms and conditions of this Agreement that by their nature are intended to survive termination or expiration of this Agreement shall so survive, including Sections 2.5 (Revenue-Sharing) (to the extent relating to Gross Receipts earned or accrued prior to termination or expiration), 2.6 (Taxes), 2.7 (Developer Records; Audit), 3.1 (Fig Sales, Advertising, Promotion and PR of Fig; to the extent relating to Fig’s rights and licenses limited to marketing and public relations of Fig), 5 (Representations and Warranties), 6 (Confidential Information), 7 (Term and Termination), 8 (Indemnification; Limitation of Liability) and 9 (General) shall survive the termination or expiration of this Agreement.

7.6.2. In the event the Licensed Game has been commercially available prior to termination or expiration of this Agreement, the rights and licenses granted by Developer to Fig shall survive to the extent necessary to permit access and usage of the Licensed Game to end users who purchased, or other persons who have been permissibly distributed, the Licensed Game prior to termination or expiration.

7.6.3. The Parties acknowledge and agree that to the extent the licenses granted in Section 3 survive the termination of this Agreement, all terms and obligations under Section 2 hereof shall also survive.

7.6.4. If Developer sells or transfers the Licensed Game, Developer will require the purchaser of the Licensed Game to assume Developer’s obligations under this Agreement in writing and, without limitation, to pay the Fig Share. Developer shall remain primarily liable to Fig for such obligations and payment unless the sale occurred at an arms-length dealing. “Arms-length” means a transaction between parties negotiating in good faith and acting independently for each parties’ best interest.

8. Indemnification; Limitations of Liability.

8.1. Indemnification.

Each party hereby agrees to indemnify, defend, and hold the other, and its respective subsidiaries, officers, directors, attorneys, affiliates, parents, agents and employees, harmless from any losses, liabilities, causes of action and costs (including reasonable attorneys’ fees) from, or on account of, or related to any third party claims arising out of the following: (i) any breach by the indemnifying party of its obligations, representations and warranties hereunder, or (ii) any claims by the indemnifying party’s creditors or alleged creditors to the effect that the other is responsible or liable for its debts, commitments or other obligations; or (iii) the use of the Video Game License as contemplated under this Agreement.

8.2. Notice; Participation.

The indemnified Party shall promptly notify the indemnifying Party of any such claim of which the indemnified Party becomes aware and shall: (i) at the indemnifying Party’s expense, provide reasonable cooperation to the indemnifying Party in connection with the defense or settlement of such claim, and (ii) at the indemnified Party’s expense, be entitled to participate in the defense of any such claim.

8.3. Settlement.

The indemnified Party agrees that the indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third-party claim, provided that indemnified Party may participate in such defense at its own expense. However, the indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the indemnified Party’s rights or interests, or includes any admission of liability by the indemnified Party, without prior written consent of the indemnified Party, such consent not to be unreasonably withheld.

8.4. Limitation of Liability.

TO THE MAXIMUM EXTENT PERMISSIBLE UNDER APPLICABLE LAW, UNDER NO CIRCUMSTANCES AND UNDER NO LEGAL THEORY SHALL EACH PARTY BE LIABLE TO THE OTHER PARTY OR ANY AFFILIATE OR ANY OTHER PERSON FOR (I) ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF ANY CHARACTER EVEN IF THE PARTY SHALL HAVE BEEN INFORMED OF THE POSSIBILITY OF SUCH DAMAGES; OR (II) ANY AMOUNT IN EXCESS OF THE TOTAL AMOUNT PAID BY ONE PARTY TO THE OTHER PARTY UNDER THIS AGREEMENT TWELVE (12) MONTHS PRIOR TO THE DATE ON WHICH A CLAIM GIVING RISE TO LIABILITY IS MADE. EACH PARTY ACKNOWLEDGES THAT THIS LIMITATION OF LIABILITY REFLECTS AN INFORMED, VOLUNTARY ALLOCATION BETWEEN THE PARTIES OF THE RISKS (KNOWN AND UNKNOWN) THAT MAY EXIST IN CONNECTION WITH THIS AGREEMENT.

9. General.

9.1. Disclaimers.

Neither Fig nor Developer makes any representation or warranty as to the amount of Gross Receipts that will be derived from the exploitation of the Licensed Game.

9.2. Governing Law and Jurisdiction.

This Agreement shall be governed by and interpreted under the laws of the State of New York, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of New York, New York and the Parties hereby consent to the exclusive personal jurisdiction and venue therein.

9.3. Independent Contractor.

The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one Party are employees, consultants, contractors or agents of the other Party, nor do they have any authority to bind the other party by contract or otherwise to any obligation.

9.4. Notices and Approvals.

All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed e-mail (for the avoidance of doubt not including an automated delivery receipt), express courier, or certified mail, return receipt requested, to the address of the receiving Party set forth on the Terms Schedule, or at such different address as may be designated by such Party by written notice to the other Party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or delivery by overnight express courier; and on the third business day after sending by other express courier or certified mail.

9.5. No Assignment.

Neither this Agreement nor any rights or obligations herein may be assigned by either Party to any other person or entity without the express written approval of the other Party, and any attempt at assignment in violation of this section shall be null and void, notwithstanding the foregoing, either Party may assign their rights under this Agreement, to a party purchasing such Party’s business as it relates to this Agreement, whether by merger, asset sale or sale of ownership.

9.6. Force Majeure.

Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such Party gives the other Party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

9.7. Entire Agreement.

This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

9.8. Waiver.

The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

9.9. Remedies Cumulative.

Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

9.10. Counterparts.

This Agreement may be signed by facsimile or digital image format and in counterparts by Fig and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument. The Parties consent to execution of this Agreement by digital signatures, which shall be considered to have all legal effect as manual signatures.

9.11. Severability.

If any provision of this Agreement is invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

9.12. Certain Terms.

As used in this Agreement, “including” (or “includes”) means “including (or includes) but not limited to” and “writing” includes e-mail, text or other digital communication of which a record is kept.

Exhibit A – Game Design Document

The Licensed Game is a re-release of a video game first sold in the 1980s. There will be no changes made to game content, user interface, and/or any other aspects from the original video game unless Developer solely chooses to modify the Licensed Game content, user interface, and any other aspects.

Developer shall endeavor to the best of its ability to have Licensed Game operate on as many operating systems and platforms as is possible through the use of emulator(s). An emulator is a third-party developed software program, which when combined with the Licensed Game, will allow Licensed Game to run on non-native operating systems and platforms the original video game was not designed for. Apart from implementing emulators with the Licensed Game, Developer will not be required to perform any customized work to the Licensed Game.

The Licensed Game has no connection with, is not related to, or in any way a part of a major development effort Developer is currently undertaking to “re-master” the original video game the Licensed Game is based upon.